CTDC Embarks on China’s Rooftop Solar Power Market Penetration
—CTDC to Build 10.8MW On-Grid Rooftop Solar Project

Hong Kong- Oct 13, 2011- China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a growing clean energy group that provides solar energy products and solutions, based in Hong Kong with sales offices in Milan and Frankfurt am Main, announced today that the Company’s subsidiary, China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. (“Trendar Solar”), celebrates the signing of 10.8MW Goldpoly On-Grid Rooftop Solar PV (“Project”) contract as the turnkey project contractor.

The Project is located at the Jinjiang Economic Development Zone, with total construction cost of RMB164 million. China’s Ministry of Finance has granted a subsidy of RMB 97.2 million for the Project under the Golden Sun Program. The Project will cover the 100,000 square meter rooftop space of Goldpoly’s facility. Annual solar electricity generation is expected to be approximately 10,000,000 kilowatt-hours, with annual displacement of 10,000 metric tons of carbon dioxide.

The contract was signed between Trendar Solar and Goldpoly (Quanzhou) Science and Technology Industry Co., Ltd, a subsidiary of Goldpoly New Energy Holdings Limited (0686.HK) (“Goldpoly”) on October 12, 2011 in Hong Kong. Trendar Solar will be responsible for turnkey project management, including engineering design, construction, installation, procurement, operations and maintenance of the Project, which is due to be completed by June 2012.

“30% of our manufacturing facility’s annual electricity demand will come from our rooftop PV systems, without taking up extra land-use,” said Mr. Tim Yiu, Executive Director of Goldpoly. “This pilot project highlights our commitment to low carbon footprint. We are happy to commission CTDC to lead the construction.”

“Our experienced project management and engineering team will meet key milestones towards the completion of the largest solar PV project in Fujian province,” Alan Li, CTDC’s Chairman of the Board and CEO said. “Fujian is blessed with abundant solar radiation and the Goldpoly rooftop project has benefitted from China’s Twelfth Five Years Plan. We are excited about the renewable energy project, as this is CTDC’s first utility-scale rooftop solar project in China and it is a beginning for us to enter into China’s rooftop solar market.

The increasing consumption for clean energy shows China’s effort in boosting domestic consumption and moving away from export-led growth. Under the spirit of China’s Twelfth Five Years Plan (2011-2015), the plan for accumulated PV installation is scaled up to 10GW within five years, which has been submitted to the State Council for approval to carry out nationwide. And 30% of the 10GW is planned to come from rooftop solar PV installation.

About China Technology Development Group Corporation (NASDAQ: CTDC)
CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.
CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com

About Goldpoly New Energy Holdings Limited (0686.HK)
Goldpoly New Energy Holdings Limited (“Goldpoly”) is one of the largest solar silicon cell producers in southern China. Currently Goldpoly operates a highly efficient solar silicon cell production factory in Quanzhou, Fujian Province, with an annual production capacity of 200 MW. The Company focuses on the production and sales of multi-crystalline silicon solar cells, with clients from Mainland China and Taiwan, and various EU nations such as Germany, Spain, Italy, etc.

For more information, please visit http://www.goldpoly.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Weining Zhang, Chief Communications officer
China Technology Development Group Corporation
Tel: +1 415 358 0899
Email: ir@chinactdc.com
Web: www.chinactdc.com